

November 20, 2013

<u>Via Facsimile</u>
Asa Lanum
Chief Executive Officer
Innovaro, Inc.
2109 Palm Avenue
Tampa, FL   33605

       Re: Innovaro, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2012
           Filed April 15, 2013
           File No. 001-15941

Dear Mr. Lanum:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012 filed April 15, 2013</u>

<u>Item 9A. Controls and Procedures, page 49</u>

1. We note that you disclosed the information required by Item 308 of Regulation S-K relating to management's annual report on <u>internal control over financial reporting</u>, but omitted the information required by Item 307 relating to management's evaluation of the effectiveness of the issuer's <u>disclosure controls and procedures</u>. Please amend your Form 10-K to disclose the information required by Item 307.

Form 10-Q For the quarterly period ended September 30, 2013

Note 1. Basis of Presentation, page 7

2. We note your disclosure in note 6 on page 35 of your 2012 Form 10-K that you had a $780,000 note receivable due December 31, 2012 and was collateralized by marketable equity securities. It appears from your disclosure on page 8 of your Form 10-Q for the quarterly period ended September 30, 2013 that the collateral securities were assigned and transferred to you and subsequently sold at a gain. Please provide us with an analysis of the note receivable clearly explaining the intervening transactions for the period ended September 30, 2013, and how your financial statements reflect such transactions and the balance of the receivable. If any balance of the receivable is reflected in your balance sheet, please tell us the nature of the collateral and how you determined that this receivable is collectible.

Note 3. Discontinued Operations, page 9

3. Please tell us and disclose in future filings whether the note receivable from IP Tech Ex is secured and if so the nature of the collateral. Also, tell us and disclose in future filings how you determined that this receivable is collectible.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief